Filed by ev3 Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: FoxHollow Technologies, Inc.
Commission File No. 000-50998
The following is a transcript of a conference call hosted by ev3 Inc. (“ev3”) and FoxHollow Technologies, Inc. (“FoxHollow”) on Monday, July 23, 2007 at 8:30 a.m., Eastern time, to discuss the proposed transaction pursuant to the terms of the Agreement and Plan of Merger dated as of July 21, 2007 among ev3, Foreigner Merger Sub, Inc. and FoxHollow, and ev3’s second fiscal quarter financial results.
Forward-Looking Statements
This communication contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2007 and FoxHollow’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information for Investors and Stockholders
This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow Technologies, Inc. In connection with the proposed transaction, ev3 intends to file with the SEC a registration statement on Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the SEC other documents regarding the proposed transaction. The final information/proxy statement-prospectus will be mailed to the stockholders of ev3 and FoxHollow. INVESTORS AND SECURITY HOLDERS OF ev3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ev3, FOXHOLLOW AND THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.
ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus when it becomes available.

FINAL TRANSCRIPT
          Thomson StreetEvents SM
          EVVV — Q2 2007 ev3 Inc. Earnings Conference Call
               Event Date/Time: Jul. 23. 2007 / 8:30AM ET

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Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

CORPORATE PARTICIPANTS
Jim Corbett
ev3 — President and CEO
Pat Spangler
ev3 — CFO
John Simpson
FoxHollow Technologies — Founder and CSO
CONFERENCE CALL PARTICIPANTS
David Lewis
Morgan Stanley — Analyst
Rick Weiss
Bear Stearns — Analyst
Glenn Novarro
Banc of America Securities — Analyst
Mike Weinstein
J.P. Morgan — Analyst
Bob Hopkins
Lehman Brothers — Analyst
Amit Bhalla
Citigroup — Analyst
Joshua Zable
Natexis — Analyst
PRESENTATION
Operator
Good morning. We are here today to discuss the merger between ev3 and FoxHollow Technologies. At this time I would like to inform all participants that your lines will be in the listen-only mode. After the speakers’ remarks there will be a question-and-answer period.
(OPERATOR INSTRUCTIONS). As a reminder, ladies and gentlemen, this conference call is being recorded and your participation (inaudible) consent to our recording of this call. I would now like to turn the call over to Jim Corbett, President and CEO of ev3. Please go ahead.

Jim Corbett - ev3 — President and CEO
Good morning and welcome. If you start with the slide show that is on the Web site, I will be starting with slide No. 1. Thank you. Good morning everyone and thank you for joining us on the call today.
I am Jim Corbett, President and CEO of ev3. With me today from FoxHollow to discuss the transaction this morning is Dr. John Simpson, Founder and CEO, and Duke Rohlen, President of strategic operations for FoxHollow.
Pat Spangler, ev3’s Chief Financial Officer, is also on the call today as is Matt Ferguson, the Chief Financial Officer of FoxHollow.

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Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

While the agenda for today’s call is to focus on the merger we we announced yesterday with FoxHollow, we will begin by touching on ev3’s financial results which we also announced yesterday. Both press releases can be found on our web site at www.ev3.net.
Now I will ask Pat to begin the presentation by reviewing ev3’s recently announced financial results. Pat.

Pat Spangler - ev3 — CFO Thank you Jim. Before we begin let me stress that our discussion today will include forward-looking statements regarding our transaction with FoxHollow and the prospects of each, of ev3, FoxHollow, and the combined entity.
The forward-looking statements we will make on this call are covered under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and ev3 desires to avail itself of the protections of the Safe Harbor for these forward-looking statements.
Such statements include but aren’t not limited to statements about the benefits of the transaction; potential synergies and cost savings and the timing thereof; future, financial and operating results; the expected timing of the completion of the transaction; the combined companies’ plans, objectives, expectations and intentions with respect to future operations, products and services, and other statements that aren’t not historical facts.
Please be advised that actual results could differ materially from those stated or implied by our forward-looking statements due to certain risks and uncertainties including those subscribed in our current report on Form 8-K that we filed today and our most recent annual report on Form 10-K for the year ended December 31st, 2006 and subsequent quarterly reports on Form 10-Q.
We suggest you read these reports and other future filings that we may make with the Securities and Exchange Commission. Ev3 disclaims any duty to update or revise our forward-looking statements statements as a result a new information, future events or developments or otherwise.
I would like to begin by covering consolidated second quarter net sales results. We are very pleased that we have had yet another strong quarter in terms of revenue growth recording our ninth consecutive quarter of year-over-year growth as a public company. Consolidated sales increased 29% to $65.4 million in the second quarter of 2007 compared to $50.6 million for the second quarter of 2006.
This second quarter sales growth was broad-based and reflected a strong contribution from each of ev3’s cardioperipheral and neurovascular business segments, as well as a strong contribution from both domestic and international markets.
Ev3’s net loss for the second quarter of 2007 increased to $11.9 million or $0.20 per common share compared to $10.8 million or $0.19 per common share for the second quarter of 2006. Our second quarter of 2007 EBITDA, excluding charges for non-cash stock based compensation, was a negative $3.5 million. This represents a slight improvement over our EBITDA excluding charges for non-cash.base compensation of a negative $3.5 million for the second quarter of 2006.
For a reconciliation of our EBITDA excluding charges for non-cash stock based compensation to our net loss as reported under GAAP, please see our press release. If you would like additional information on this overview please review the news release we issued yesterday, or call me directly.
Now I would like to turn the presentation back to Jim to discuss the ev3 and FoxHollow merger.

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Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

Jim Corbett - ev3 — President and CEO
We are talking about slide 4 and 5. Thanks, Pat.
This is an exciting day for shareholders, employees and customers of ev3 and FoxHollow, as this merger will create a global company in the endovascular device market with a culture and resources required to be both the technology and market leader.
Going to slide 6. This slide outlines the overall terms of the transaction. Under the terms of the merger agreement, FoxHollow stockholders will receive 1.45 shares of ev3 common stock plus $2.75 in cash for each share of FoxHollow common stock they own. Based on the Company’s closing stock price on July 20, 2007, this represents $25.92 per share of consideration [through seat] by FoxHollow shareholders for a total consideration of approximately $780 million.
Looking at these three trailing premiums it was 20% above the 20 — 30 day trailing FoxHollow same share price. Upon completion of the transaction, FoxHollow stockholders would own approximately 41% of the combined Company and ev3 stockholders would own approximately 59%. Fox Hollow stockholders — for FoxHollow stockholders this transaction provides significant premiums to the value of their shares, as well as the ability to participate in the upside potential of the combined entity.
Before we move on I would like to speak briefly about the corporate governance of the new Company. I will assume the position of Chairman of the Board and President and CEO of the new Company and John will be Vice Chairman of the board and Chief Scientist. The combined Company’s Board of Directors will become — be comprised of 10 members with six designated by ev3 and four designated by FoxHollow and six of the 10 Board members will be considered independent.
The transaction, which is subject to approval by FoxHollow’s stockholders, requires customary closing conditions and antitrust clearance, including Hart-Scott-Rodino. It is expected to close in the fourth quarter of 2007.
Going to slide number 7. We are very excited about this combination which creates a broad competitive position in the growing markets for peripheral vascular and neurovascular products to treat vascular disease and disorders. This strategic transaction will combined ev3’s peripheral and neurovascular products with FoxHollow’s atherectomy and thrombectomy technologies to create a wide spectrum of endovascular treatments for peripheral and neurovascular diseases.
There are also significant potential financial benefits of this combination including cost savings, revenue synergies and stronger cash flow to provide for greater funding for research and development. I will talk a little bit more about those further.
Going to slide 8. We think there is powerful strategic logic. The combined Company is expected to generate net sales in the range of $585 million to $615 million in 2008. By bringing together two experienced salesforces with well-established relationships and a broadened product portfolio, and by expanding FoxHollow’s technology into ev3’s international sales organization, we believe we will better be able to leverage selling opportunities to drive revenue growth.
For example FoxHollow will add over 300 hospitals to ev3 customer list. In addition, ev3’s stent and [evolve] protection and product portfolio will provide the opportunity to increase sales per SilverHawk procedure by as much as 100%. We will also leverage our stronger cash flow to fund research and development and future technology innovations, which will help accelerate new product pipelines.
Slide number 9. A combined ev3 not only makes good strategic sense — excuse me, a combined ev3 FoxHollow not all only makes good strategic sense there’s a powerful financial rationale behind it as well.
The transaction is expected to be significantly accretive to ev3’s pretax earnings per share in 2008. We expect net sales of the Company to be in the range of $585 million to $615 million for 2008 and $700 million to $750 million for 2009.

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Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

As detailed by our guidance in the transaction press release, we expect earnings per share for 2008 — including the impact of the new and existing amortization expense but excluding onetime costs related to the transaction — to be in the range of $0.60 to $0.70. The number for 2009 is expected to be $0.90 to $1.10. One dollar, ten cents.
It is important to note that this guidance assumes that only a portion of the anticipated revenue and cost synergies will be realized during 2008 and that we expect to exit 2008 with a fully integrated and productive combined organization. Importantly, the combined ev3 FoxHollow will have an enhanced financial profile and be well-positioned for long-term revenue and EPS growth.
Moving to slide 10, the peripheral market opportunity. Now let me move on to discuss the markets in which we operate and the opportunities there. The peripheral market is a $2.5 billion market and you’ll see here ev3 has participated in about 60% of that market. A combined ev3 and FoxHollow will expand our market participation to 70%.
Slide number 11. Together with FoxHollow, we are working to develop best in class solutions for peripheral vascular disease by providing our physicians with a variety of treatment alternatives. These products include ev3’s line of stents, PTA, and [bottled] protection devices, thrombectomy devices and other procedural support products such as our wires, snares and infusion catheters.
To this portfolio, FoxHollow will add its atherectomy technologies including its SilverHawk Plaque Excision System and TurboHawk, RockHawk, NightHawk technologies as well as their wrench spreader removal system.
I would like to turn the call over now to Dr. John Simpson, the Founder and CEO of FoxHollow Technologies, who can discuss the FoxHollow’s innovative technology in greater depth. As you may know I worked closely with John in the past through ev3 and FoxHollow’s joint clinical study for RockHawk and SpiderFX since January 2007; and I look forward to working with him again as Vice Chairman of the Board and Chief Scientist of the combined Company. John.

John Simpson - FoxHollow Technologies — Founder and CSO
Thank you, Jim. Before I talk about FoxHollow let me just say I’m very excited about this transaction. Certainly it provides opportunities and it will provide opportunities for our employees, our customers and our shareholders. So I do believe that together we will expand our position as a global leader with a larger portfolio of products to best serve, or better serve our patients’ needs.
Now let me speak just a little bit about our Company and our mission. As most of you know FoxHollow is a leader in creative platform technology for the treatment of peripheral artery disease, using a unique disposable catheter-based system to remove plaque from the arteries.
Our products as Jim has just alluded to include the patented SilverHawk, TurboHawk, the RockHawk for calcium cutting, the NightHawk which has imaging on board, and the respirator technology for aspirating and cleaning out arteries.
We have 163 sales representatives and 40 peripheral vascular consultants in the U.S. where 100% of our revenues are essentially generated.
As we’ve noted FoxHollow currently has a partnership with Merck, named in identifying cardiovascular biomarkers for use as diagnostic and as tools for drug development. As we stated in our press release, this relationship is very important to all of us and the new Company; and this relationship will be maintained after the completion of this transaction.
Moving to slide 14, ev3’s scalable infrastructure and product breadth is extremely complementary to FoxHollow. With ev3’s strong international distribution networks, we will now be able to bring our SilverHawk technology to markets outside the U.S.

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Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

Furthermore combining our products with ev3’s provides a greater offering to make a vast majority of the needs of the endovascular specialist.
Together with ev3, we look forward to establishing international presence — something we have not done to date. Additionally the greater financial resources of the combined Company will allow us to further research and development, in (inaudible) research and bring new products to the market faster.
With our collective resources I really believe that it will benefit the stockholders, as it relates to their investment in new technologies and in innovation.
Lastly our corporate cultures are very similar in terms of focus, excellence and innovation; and we look forward to the completion of this transaction and a smooth integration process.
So now with that, I will turn it back over to Jim.

Jim Corbett - ev3 — President and CEO
Thanks, John. Before we start our Q&A segment of the call I would like to reiterate our guidance for the new Company.
The transaction is expected to be significantly accretive to the combined Company’s pretax earnings per share in 2008 before accounting for onetime transaction charges. Looking at our 2008 guidance, we have estimated net sales for the combined Company to be in the range of $585 million to $615 million, and earnings per share — including the impact of amortization expense but excluding onetime transaction costs — to be $0.60 to $0.70 per share.
For 2009 we expect net sales for the combined Company to be in the range of $700 million to $750 million and reported earnings to be in the range of $0.90 to $1.10 per share. Excluding all amortization expenses, adjusted earnings per share in both 2008 and 2009 would be approximately $0.25 higher in each year.
I hope that Dr. Simpson and I have been able to communicate both our enthusiasm and our confidence in the potential of the new Company created by this merger. With that we would be happy to take some of your questions.
If I may if you would direct your questions in general and I will just distribute them — we are in multiple locations so we don’t bump into each other — we will distribute the questions on our side. So with that we will take the first caller.

QUESTIONS AND ANSWERS
Operator
(OPERATOR INSTRUCTIONS). David Lewis from Morgan Stanley.

David Lewis - Morgan Stanley — Analyst
Good morning, Jim. Congratulations.

Jim Corbett - ev3 — President and CEO
Thank you.

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Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

David Lewis - Morgan Stanley — Analyst
So, Jim, maybe this is sort of a Jim-John question, there are multiple areas of cross selling here for both businesses. But one of the areas where there may be potential for channel conflict would be atherectomy versus stenting and John, historically, has not been a huge believer in stenting and obviously stenting is an important component of ev3 going forward.
So how do you deal with that channel conflict and maybe just walk us through that?

Jim Corbett - ev3 — President and CEO
David, I think that’s a great question and I think I will give a shot at it and ask John to also give his perspective.
I don’t see a channel conflict is my first response. Every customer we have at times uses atherectomy, because atherectomy is at times the best therapy for the patient and other — it is like a vented diagram, David. Some patients get atherectomy only, some get balloon only, some get stents only and there’s all forms of crossover.
I think most attractive to the situation for my point of view is it will increase sales force productivity dramatically. There will not be a PAD case where we don’t have the full product portfolio the physician may need. So that is my perspective and John has won probably more clinical and medical and I will pass that to him.

John Simpson - FoxHollow Technologies — Founder and CSO
I think that some of what I said about stenting is probably a little bit tongue in cheek in the past, but I do believe that there is an opportunity to use both technologies. I recall making a call — gosh, I don’t know 10 years ago probably I think to John Capek maybe or to Junior Graham at Guidant saying we need to deal out a stent light.
A stent that can go in after we clean an artery out, because we no longer required the same [radial] forces that we would have required prior to this time. So I think there is an opportunity to now give, as Jim just nailed it, I think — absolutely give the physicians all the technologies that they would like to have to treat peripheral artery disease.
We all have our biases for what we might be, be the most favorable, but inevitably the patient is better served when more alternatives are available. And this is a huge commitment to doing that. It’s really I think a very special time in develop — in our industry because now been we have a company really absolutely focused on the treatment of peripheral vascular disease, with a total — we cover every element of the interventional space.
And I don’t see the channel conflicts as being as significant as you might have perceived. So I think that it — the goal here it is to simply get more patients treated; and right now we still have 150,000 patients getting amputation which remains absolutely totally disgusting and we have to do something about that. You get that, as Jim has alluded to, through the advantages of scale.
A larger company has more resources, more R&D. I think it is an extraordinarily special opportunity. I’m very sincere about that.

David Lewis - Morgan Stanley — Analyst
Then Jim just sticking with John’s comment on R&D and I will jump back in queue after this. There may be an expectation as multiple cost synergies here for this transaction. As we think about R&D there may be an expectation you can get more focused and extract some synergies there.

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Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

However you have this unique opportunity to spend more aggressively and differentiate versus competition. Could you give us a sense whether it is going to be a focused approach or whether you are going to use this opportunity to expand?

Jim Corbett - ev3 — President and CEO
Well, first off, there are significant cost synergies in this combination and we have described that as being somewhere minimum $40 million of cost synergies. But with respect to R&D, this is an area where John and I see the world very commonly. We don’t intend to get cost synergies from R&D. We may focus more resources on fewer projects, but we are not going to spend less on R&D.
R&D is the lifeblood of both FoxHollow and ev3. We see it as how we compete in the long run. And so I think that would not be the area to look for cost savings.

David Lewis - Morgan Stanley — Analyst
Thank you very much.

Operator
Rick Weiss from Bear Stearns.
Rick Weiss - Bear Stearns — Analyst
Good morning, everybody. Couple of questions. Jim, what is going to take so long to fully integrate FoxHollow? If I heard you correctly you’re saying that it is not fully integrated until the end of ‘08. Maybe you could just discuss more clearly some of the challenges and the timing of cost reduction to help us better understand. Maybe just part two of that question, really, is can you help us think through the quarterly flow? I assume this is going to make you profitable out of the gate in first quarter of ‘08 for sure.
Maybe help us think how that $0.60 to $0.70 gets distributed next year? Thanks.

Jim Corbett - ev3 — President and CEO
I’ll do my best but let me give it to this way. We are unsure as to how long the regulatory agencies will actually take to allow us to close the transaction. So we’ve projected a closing in Q4. It is quite relevant to our schedule whether that is at the beginning or the end of Q4. So that is a variable.
Secondly, it is our view that we will be able to do the integration and achieve the majority of the cost synergies rather quickly. But then you have a secondary event where the new Company has to learn to function well together. That is, that will be the principal focus of mine, my personal principal focus.
So we are — our intent in giving you the guidance full year is so you can see what we expect the range to be. So I think you should expect that we will move rather quickly and we will continue to communicate with you as to our progress; but there are a lot of variables yet to be determined in the integration, including the start date of it. So we have given a time frame where we are very confident that it will happen.

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Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

As it pertains to the very specifics of your EPS rollout, I would expect that the — more than two-thirds — approximately — it would be — we will be profitable and have positive EPS in Q1, but I would expect well more than 60% of the EPS to roll out in the second half of ‘08.

Rick Weiss - Bear Stearns — Analyst
Can you talk about more specifically the merging of the sales forces? Maybe give us some perspective on training time for both the — either or the ev3 or FoxHollow reps on the reciprocal products? And maybe drill down a little more specifically internationally?
My impression is that FoxHollow has limited distribution internationally. Remind us how many reps you have there now. How many of those are peripheral? And again what needs to change to leverage the FoxHollow’s products?

Jim Corbett - ev3 — President and CEO
Lot of questions. Okay.

Rick Weiss - Bear Stearns — Analyst
Sorry.

Jim Corbett - ev3 — President and CEO
First of all, we are blessed with really two great sales forces. In particular, the FoxHollow sales organization is particularly clinically oriented. Spent a lot of time in cases and that time in cases will present a great cross-selling opportunity for us.
Certainly we think it could take as long as a quarter post-integration to train them on all our new products. Correspondingly the ev3 salesforce that become part of the new combined salesforce will have to get comfortable and understand all the technical aspects of selling, promoting, and supporting the SilverHawk and its succeeding generations.
I think we will make a lot of progress on that within a quarter. I think realistically that’s a six-month type of window for either party. The big difference is if you look at it in a very oversimplified manner, the number of sales reps we have which we have not finally determined but it will be closer to the number that currently is FoxHollow has than to the number of ev3 peripheral currently has — but if we could imagine the broad product line of ev3 peripheral being sold by nearly twice as many salespeople. In other words instead of ev3 sales rep calling on 23 hospitals in their territory they are going to call on about five.
And on the other side you have this very technically competent sales organization for FoxHollow that is calling on five hospitals but has a lot of cases where the patient that is being treated might need stents or balloons or [embolic] protection or some other technology that in fact ev3 has.
So the productivity — this is a hand in glove combination. It will require management. It will require preparation. A lot of sensitivity to the transitions of people and to their new roles, but I just couldn’t be more excited about the possibilities.

Rick Weiss - Bear Stearns — Analyst
I’m going to be selfish, Jim (inaudible)

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Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

Jim Corbett - ev3 — President and CEO
(multiple speakers) international, but I will.

Rick Weiss - Bear Stearns — Analyst
I’m going to be selfish, Jim, ask two other quick ones. One implication is for (inaudible) from all of this you highlighted that FoxHollow brings 300 extra hospitals. Is that in some way good for [neural]? Maybe just last general question for John Simpson.
How do you envision contributing to the new combined company and can you realize ideas or focus on ideas here that maybe you couldn’t have before? Thanks so much.

Jim Corbett - ev3 — President and CEO
John do you want to go and then I will close out with the other answers?

John Simpson - FoxHollow Technologies — Founder and CSO
Let me just — I want to interject a couple of things. I think this will give us opportunities in R&D that I have an incredibly enviable position now with three really really extraordinary R&D groups to work with, Neuro, Profo Vascular and the FoxHollow group. So, I think that will be that will also be exciting.
Also wanted to — and I do believe there is a lot that we can do in all three areas. A lot of overlap because vascular disease is vascular disease so we have to see what we can do in every — all three settings to make it better.
Also just point out though as it relates back to the previous question about the salesforce integration issues, I mean just the bare reality is that almost all of the FoxHollow salespeople at one time or another have sold stents. So there is an almost like a kind of — that group in a way is closer to being a little bit more pretrained if you will, to sell some of the more routine balloon and stent products. So therefore they are and their special expertise in selling the SilverHawk is well noted.
So I think it should make from my perspective — it should make the integration and the training should not be as long as one might have expected. But I do look forward to the R&D effort going forward. I think it will be extraordinary.
There are so many things that we can do to find even better complementary approaches to using balloon stents, wires and [plastic] incisions so I am excited about all those opportunities. I think they are realizable.

Jim Corbett - ev3 — President and CEO
Thanks, John. Let me comment about Neuro and international for you wrecked as well because you asked about both. International in Europe we are directing and most of the EU, almost all of the EU, we have 60 peripheral reps available to basically begin the market development of SilverHawk. We are really excited about that.
And we have well-developed distribution in another 50 countries. So our organization sees the growth of the SilverHawk internationally as being a terrific opportunity. As far as Neuro goes, our Neuro [bid] business as you know has been growing — five years ago it was a $5 million annual business and now it’s at a run rate of $100 million. But we are introducing the new AXIUM coil here in full speed in Q3 and what the new Company does, it gives us more resources.

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FINAL TRANSCRIPT

Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

More resources will translate into we will likely as part of this integration expand the U.S. Neuro salesforce significantly. We haven’t come to the final number on that but it will be significant. We can do that and still meet all of our UPS goals.
Secondly and I think again back to this R&D question asked earlier the next generation of neuro is ischemic stroke and we are excited to be able to have the resources to invest in those R&D programs. And I am also excited about having John participate and help guide those programs. So I do see neuro as really benefiting from this transaction even though it’s one step removed. So with that thanks.
Greg, any more questions?

Operator
Glenn Novarro from Banc of America Securities.

Glenn Novarro - Banc of America Securities — Analyst
Couple of questions. One maybe for both as Jim and John just big picture maybe, talk about the timing. Why now is this transaction occurring with — ? Was there anything occurring in the competitive landscape that makes sense for these two companies to get together? Had someone gone after — someone made an offer for FoxHollow? So, maybe just talk about kind of what led up to this transaction. That’s question 1.
Secondly in the sales figures that you provided in terms of guidance can you quantify the level of sales synergies that exist?
And then lastly on the cost savings of $40 million if you are not going to touch really R&D is there a plant consolidation that you are counting on? Is there a salesforce head reduction number that you are counting on? Thanks.

Jim Corbett - ev3 — President and CEO
A lot of questions there but let me give you some perspective and then have John join in.
But ask to terms of why now and how did we get here, it started about 18 months ago. I heard that John and FoxHollow were developing the RockHawk and I gave him a call and said, “You know if you are keeping calcium might you also need embolic protection?” That began some discussions which we have continued through to today. Turns out that’s a hard clinical trial to design, but what we do know is embolic protection in the RockHawk will have complementary utilization.
But it gave us time to get to know each other and it gave us time to learn about each other’s companies and to learn about the philosophies that were driving the growth of both companies. Really it became obvious to us that we were a terrific combination. As time went on we used to joke how often someone would stop us — from an analyst or a portfolio manager, someone who owned one of our stocks and say, “Why is the most obvious thing possible not happening which is the combination of your two companies?”
So I don’t think it’s on a speculation side of someone else. I think it is pure the opportunity that we get to leverage the strengths of each other.
Largely, the greatest strengths of FoxHollow happen to be areas where ev3 wishes it were stronger and the converse is also true. So with that let me just comment quickly on the last two of revenue and cost.

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Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

Regarding revenue, we are really not ready to break it out at the moment. We think the top line is as far as we are ready to provide and with regard to costs, principally it does not include plant consolidation. It is mostly SG&A.
But let me say it this way, technology is important to the combined Company but so our people. How we handle the integration is something we want to be really quite thoughtful and careful about and work with and identify the right future organization structure. But I think you should assume it is SG&A. We are not quite ready to go to specifics beyond that $40 million which, I might say, we feel incredibly confident about. We think the $40 million is achievable in a very short integrated time frame post-transaction but I think we would like to just to get there for the moment.
John, do you have some comments?

John Simpson - FoxHollow Technologies — Founder and CSO
Yes. I think that — I know you made a comment on the P&L and cost synergies, but I will probably skip over that and just leave that to you, Jim. So I will go back to why now. I think it is something that may appear like it was just sort of something we conjured up over the last week in.
But we literally have known and obviously Jim and I have known each other for a really long time and we have known about each other in the competitive landscape. We worked on, had conversations really for a couple of years. Also it seems like the market — the stock market and the analysts have been on our case to do something and consider this really kind of for a long time. So I think that the reality is that there has come a time when in order to really compete very, very aggressively for the patient population that needs our treatments most desperately, we just both needed to be bigger and that is what this is all about.
Because we think we can be bigger and also more effective in this combination. And you know the reality is, I think, we will have much bigger impact on the market and I think it will be noticeable and that part I’m definitely looking forward to. But to think that it was sort of driven by some other strange event or some other acquisition, interest, or something like that, I think that doesn’t give us quite enough credit. Because we have been working and carefully thinking this whole process out now through a series of negotiations for a long time. I think it was very thoughtful and that’s why I think we will also be very successful.

Glenn Novarro - Banc of America Securities — Analyst
Can I just follow up one? Gross margin and SG&A targets, are you guys comfortable giving those targets out for ‘08 and ‘09?

Jim Corbett - ev3 — President and CEO
Not quite yet. We are comfortable with the revenue. We’re comfortable with the EPS. Working out the details in the middle we would like to have more time before we give out guidance on those particular numbers.
You can somewhat derive them, but before we give guidance we want to be really (technical difficulties).

Operator
Mike Weinstein from J.P. Morgan.

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FINAL TRANSCRIPT

Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

Mike Weinstein - J.P. Morgan — Analyst
Maybe a lot of questions have been answered, but I thought what might be helpful, Jim, is if people step back and talk about the challenges for both companies. For ev3, it has been leveraging up its infrastructure and getting the profitability. More recently for FoxHollow, it has been reaccelerating growth.
The first part seems pretty obvious in the transaction from the opportunity and the profitability side. Maybe you just want to spend a minute talking about your view of reaccelerating the SilverHawk platform. You touched on the international opportunity. Maybe touch on if you would how else you view that in terms of a business that had flowed over the last several quarters but in your view has potential to reaccelerate?

Jim Corbett - ev3 — President and CEO
It’s really interesting, we spent a lot of time studying the prospects of SilverHawk and of atherectomy in general. There had been some great work that FoxHollow organization had done with [McKenzie]. We separately retained the LEK Group out of Boston and we learned basically the following.
We learned that there is a very strong underlying demand for atherectomy. We learned that the physicians wanted a couple of things. They wanted to have some shorter procedure time. We learned that they wanted more clinical data. And we learned that they wanted to be able to remove more plaque and to do so with a degree of comfort and safety.
So when you look at the SilverHawk platform as it is today, the next new product introductions are types of improvements in the current SilverHawk that shorten procedure time. There is a longer nosecone to collect more tissue and it will allow pure passes before you have to clean it out and that is going to, on one level, make it easier to do the procedure.
Secondly we talked a lot about clinical research and we have some plans between us to accelerate and more deeply invest in the clinical proof that some physicians in the market really feel like they need to utilize technology more frequently. If you look forward at the RockHawk and the OCT technology, the NightHawk, both those treat cases that SilverHawk doesn’t treat.
The severe calcified lesions, you need a more aggressive cutter. The RockHawk, depending on regulatory, could be launched in Europe in a month number of time — not of years. Depending on the U.S. could be on the market next year. We will have more guidance on that later.
The NightHawk basic idea is to be able to see into the vessel more clearly, and to remove more plaque. Removing more plaque just has to be better as long as you know you can do it safely; and that is the purpose of the NightHawk. So when you combine those and you look at the international opportunity, we think there is a lot of growth ahead for the SilverHawk and the atherectomy family of technologies. More development to do. More clinical research to do. More commercial expansion to do, but really great opportunities. So that’s how we see it.

Mike Weinstein - J.P. Morgan — Analyst
If we think about peripheral vascular space over the next five to 10 years, not in the short term, it would seem like one of the bigger opportunities and challenges for the Company is going to be the incorporation of the delivery capabilities. Can you just talk about how the platform sets you up to do that?

Jim Corbett - ev3 — President and CEO
I am going to pass this one to John. This has been a big area of research for ev3 but we didn’t have a program. John’s organization is one of the big synergies that benefits the pre combination ev3.

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Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

John, would you like to comment about that?

John Simpson - FoxHollow Technologies — Founder and CSO
Yes. I think drug delivery is actually a fascinating area. There will be some things that can — will overlap barely nicely also with our Merck collaboration as we look at studying — and the Merck collaboration we already have ongoing is studying the tissue levels of drugs in different settings. We believe that there will be an opportunity there that could be extraordinary looking primarily at atherosclerosis and studying and characterizing atherosclerosis, and delivering and developing drugs, but on the side of the restenosis issue because restenosis still remains the big problem for all of us, whether you are doing plaque incision or placing the stents or balloon.
So in that setting, the opportunity to deliver a drug that might prevent restenosis, that is kind of short term, developing systems with balloons or dwell systems that will increase the dwell time of a drug in a peripheral vascular space.
We’ve certainly have those that are ongoing, that are underway and I believe that that will offer us kind of a unique synergy in terms of the new Company. The opportunity there, I think, will be large, so it will be a combination of looking at ways to develop and deploy anti-restenosis drugs. But also do not rule out the possibility of something that could affect the atherosclerosis process just in general and we certainly do have programs underway currently to address those issues.

Mike Weinstein - J.P. Morgan — Analyst
Last question and I am going to drop here.
Jim, maybe this is actually a question for Pat, but is there a tax opportunity here as we think about the tax profile of the combined Company going forward?

Pat Spangler - ev3 — CFO
Yes. Currently we have roughly about $468 million of net operating losses currently. So there is an opportunity as we get into ‘08 and ‘09 as well.

Mike Weinstein - J.P. Morgan — Analyst
And that’s part of the — is that part of the synergy assumption?

Pat Spangler - ev3 — CFO
Well it’s part of the EPS calculations. Right now we are assuming it’s about $1 million of foreign taxes in the EPS computation, but, yes, the benefit of the net operating losses have been taken into account.

Jim Corbett - ev3 — President and CEO
Mike, just for clarification that means the EPS is fully taxed. We may not be paying any tax, but it’s fully tax effective. In terms of guidance.

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FINAL TRANSCRIPT

Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

Operator
Bob Hopkins from Lehman Brothers.

Bob Hopkins - Lehman Brothers — Analyst
Good morning. Just two quick questions here and congratulations on this deal.
The two questions are 1, I was wondering if you could comment on the growth assumptions that you used for FoxHollow’s devices to drive your ‘08 and ‘09 guidance? Then, secondly, I was wondering if you could comment on the competitive landscape going forward for FoxHollow? Given that we may see some new entrants into this marketplace over the course of the next 12 months? Thanks so much.

Jim Corbett - ev3 — President and CEO
I will make a couple of comments and ask John to follow up with them because we used rather conservative growth assessments for both companies in a forward — in our transaction. We really haven’t broken them out and aren’t quite ready to do that. But I think if you look at the published analyst growth expectations that that would be a starting place if you wanted to catch our assumptions. I think that is the best place to start.
With regard to competitive incursion, we certainly — on the ev3 side — evaluated whether there’s two other companies, CSI and Pathway that we know of, what they’re doing and whether we thought those were better platforms to ride; or in fact going with the continued innovator like FoxHollow was a better way to go and we obviously concluded that FoxHollow was the much stronger platform.
When I was describing earlier the product pipeline, the next gen SilverHawk or RockHawk, the NightHawk — those programs have had a lot of R&D already in them. And so it’s, as I say sometimes, we didn’t want to shoot behind the bird, we wanted to shoot where the bird is going and FoxHollow I think is clearly that.
But, John, you might want to comment about the competitive market.

John Simpson - FoxHollow Technologies — Founder and CSO
Yes. I think we are very aware of the competition and we know a lot about the technology and we know a lot about the people that are involved as well. And we think that we definitely want to keep an eye on that.
We don’t see anyone out there now that is dealing with the kind of plaque burden that we are dealing with and the ability to remove essentially the massive quantities of athero (inaudible) plaque that would obstruct most arteries and patients with really serious disease.
So we are definitely aware of it and we know what is going on there.
But I think and — we haven’t given ‘08 guidance yet from a FoxHollow perspective, but let me say I have incredible confidence in our pipeline. Jim has done a great job of characterizing what it is. I think in particular being able to cut calcium because calcium as the patient population ages and the demographics shift more and more towards the older patients you see an increase in the amount of calcification within the artery and having a very aggressive device that will cut calcium and then having an [embolic] protection mechanism from ev3 makes really quite a remarkable combination.

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Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

That and then also being able to image an artery and see what we are doing. So we can be much, much more effective in taking more and more plaque out of the large arteries as efficacy metrics. And then for the small arteries we can take out the plaque and do it with the safety metric because we can see exactly what we’re doing.
So those two, the RockHawk, the filter wire and the NightHawk, I think, will be the focus of large amount of our R&D effort. But that should not ignore the improvements that we have made as Jim has already alluded to just improving the ease of use and the speed of the device, improving the collection chamber and some fairly simple changes in the design of the device had increased the collection of capacity as well as the — reducing the time of use. And that is very important.
It reduces radiation exposure, makes it easier for the doctor and for the patient. So pipeline for us is really the key and we think that we bring really quite an extraordinary pipeline to this — to the new integrated Company — and that is one of the strengths that we believe we have.

Bob Hopkins - Lehman Brothers — Analyst
Thank you and then one quick follow-up, Jim, on my first question. From looking at the relative consensus viewpoints on the two companies, it appears that in your guidance you are suggesting for FoxHollow and their suite of devices that they can grow and contribute somewhere in the high single digit to midteens range.
Are we way off base there or is that generally in the ballpark of what is incorporated into your guidance?

Jim Corbett - ev3 — President and CEO
You know I tried not to answer that question.

Bob Hopkins - Lehman Brothers — Analyst
That’s why I give you an (inaudible) range.

Jim Corbett - ev3 — President and CEO
Yes. You are in the ballpark.

Bob Hopkins - Lehman Brothers — Analyst
Thanks so much.

Jim Corbett - ev3 — President and CEO
We will take two more questions. We are just running into a time back so we will take the next question and then one more follow.

Operator
Amit Bhalla from Citigroup.

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Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

Amit Bhalla - Citigroup — Analyst
Based on John’s prepared comments, it looked like the net FoxHollow salesforce came down by about 20 reps. So I was wondering if you could just talk through what kind of retention plans are in place for some sales reps on the Fox or ev3 side, given that a fourth quarter close could seem like a long time for some of these folks? Thanks.

Jim Corbett - ev3 — President and CEO
It’s certainly a relevant question for our salespeople, but one of the great things about a technology company? It’s really made by the people. And they are really important to us and retaining them is really important to us. I don’t think this is really the venue for us to talk about that.
I think we will just have to pass on that question. We will be doing things to motivate and retain our people. But I think that as far as I want to go on that topic.

Amit Bhalla - Citigroup — Analyst
Just two quick follow-ups then. Jim, can you tell us how big your U.S. cardio peripheral salesforce is right now. And also did you get comfortable that level of SilverHawk inventory in the channel was appropriate as we sit here today? Thanks.

Jim Corbett - ev3 — President and CEO
First question is, we have 80 sales territories, 80 sales reps approximately in the U.S. for the peripheral division. With regard to the channel inventory, there’s lots of ways we did diligence. The simplest was the last two quarters for FoxHollow were very stable, very consistent and reflected strong SilverHawk usage. So we really didn’t develop a concern about that particular issue. We think it had been resolved and rather well managed by the Company.

Operator
Joshua Zable from Natexis.

Joshua Zable - Natexis — Analyst
Just a couple of quick questions. First of all on guidance here with your UPS just to clarify, you said that that EPS is on a fully taxed basis, so is that on a reported basis? And then we would assume that on a cash basis since you are not paying taxes it would be higher than that?
Hello?

Operator
Ladies and gentlemen, please hold the line while we reconnect the Speaker’s line.
(technical difficulties).
Thank you. We are reconnected.

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Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

Jim Corbett - ev3 — President and CEO
Hello, Josh.

Operator
Josh, can you please press star 1 to come into our queue?

John Simpson - FoxHollow Technologies — Founder and CSO
Jim, you didn’t like that question or what?

Jim Corbett - ev3 — President and CEO
I tell I was so damned excited about positive EPS I just got kind of carried away.

John Simpson - FoxHollow Technologies — Founder and CSO
You hit the wrong button, didn’t you?

Operator
One moment while we make Josh’s line live.

Jim Corbett - ev3 — President and CEO
I didn’t know how to approach a number without parentheses.

Operator
Josh’s line is live.

John Simpson - FoxHollow Technologies — Founder and CSO
I was going to answer the question for you there when you’re off the line but I decided I would just hold off just (multiple speakers).

Joshua Zable - Natexis — Analyst
Getting back to my question here on the guidance, you had said that IS on a fully taxed basis. Can you just clarify so that would be on a reported basis? And then it would be safe to assume that on a cash basis since you are not paying taxes, it would actually be higher?

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FINAL TRANSCRIPT

Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

Jim Corbett - ev3 — President and CEO
Your assumption is right. It is as though the $0.60 to $0.70 is as reported the amount of tax paid is ONLY about $1 million of foreign tax that is considered in that number because our NOL will be at use for a few years yet. And if you wanted to do catch EPS you would add $0.25 to our $0.60 to $0.70 or our $0.90 to $1.10. Does that help?

Joshua Zable - Natexis — Analyst
So the $0.90 to $1.10 includes a 36% tax rate or not?

Jim Corbett - ev3 — President and CEO
No. It doesn’t because there is no tax.

Pat Spangler - ev3 — CFO
If you want to fully tax it which some people would you would apply a 35% rate to the $0.60 to $0.70.

Joshua Zable - Natexis — Analyst
Also there is a comment here, guidance assumes only a portion of anticipated revenue and cause synergies will be realized during ‘08. So is that referring to that there is potential upside in ‘08 and these are sort of conservative numbers? Or are we just thinking that the actual consolidation of the entity won’t be fully done in ‘08 and it will come through in ‘09?

Jim Corbett - ev3 — President and CEO
Honestly I think as many as all of those answers are in some degree true. Right?
Yes, we are very confident about the synergies in this transaction. We are confident about the EPS guidance we’re giving. We are confident about the $40 million in cost synergies. Do we think there could be upside to the whole combination? Yes.
But we are also sensible enough to know that an integration of this scale will take some serious management effort; and so we think that we will be through all that during ‘08 whether that is in June or December we shall see and as soon as we are through it we think there is upside.

Joshua Zable - Natexis — Analyst
Then just one last thing. On the international distribution here, can you just talk about the efforts there? What is going to go on? Obviously it’s sort of a new market for SilverHawk. And how you are going to kind of break into that and change the culture over there?

Jim Corbett - ev3 — President and CEO
Primarily Europe is our big focus. We have direct sales representation there. We have some good experience developing some new technology platforms in Europe. Principally, we will be focusing on creating centers of excellence for training. We will be focusing on setting up some clinical registries which is a very common European method for creating data so the physicians

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Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

can learn about the technology. We will be approaching it to solve the reimbursement issues that we know have to be solved to have a broad expansion.
So all those activities will be taking place in ‘08 and we do expect some meaningful growth. And we also expect to focus very fundamentally on the drivers which are reimbursement, clinical research and training of physicians.

John Simpson - FoxHollow Technologies — Founder and CSO
Jim, if I might add just briefly — keep in mind also that the SilverHawk is CE market approved in Europe and some of the files have to be updated now because the generation that we are currently selling in the U.S. needs to be updated for the CE market in Europe, but there should not be any singular regulatory hurdles in Europe to have a relatively prompt initiation of the kind of program that you just outlined.

Jim Corbett - ev3 — President and CEO
Perfect. (multiple speakers).

Joshua Zable - Natexis — Analyst
Thanks so much. Thanks for coming back.

Jim Corbett - ev3 — President and CEO
That’s all right. Like I said I get so excited I just didn’t know what to do.
Well let me say thank you to everyone for participating in the call today. I want to reiterate how excited we are about this truly compelling combination that will ensure long-term growth and significant value for stockholders, employees, physicians and their patients.
This concludes today’s conference call. Thank you for your participation and you may disconnect at this time.

John Simpson - FoxHollow Technologies — Founder and CSO
Thanks, Jim.

Jim Corbett - ev3 — President and CEO
Thank you, John.

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FINAL TRANSCRIPT

Jul. 23. 2007 / 8:30AM, EVVV — Q2 2007 ev3 Inc. Earnings Conference Call

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